Westcore Trust
1290 Broadway, Suite 1100
Denver, CO 80203

December 15, 2016

VIA EDGAR CORRESPONDENCE

Ms. Linda Larkin
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549 1520

Re:	Westcore Trust (the “Registrant”)
(File Nos. 002-75677; 811-03373)

Dear Ms. Larkin:

On behalf the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Post-Effective Amendment to the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended (the “Amendment”), on Form N-1A (Accession Number: 0001398344-16-019255) with the Securities and Exchange Commission (the “Commission”) on September 30, 2016, relating to Westcore Municipal Opportunities Fund and Westcore Smid-Cap Value Dividend Fund (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant. The Staff’s comments were conveyed to the Registrant via telephone on November 15, 2016.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Westcore Municipal Opportunities Fund – Prospectus

1.	Comment: The Investment Objective should be changed to remove “by investing primarily in municipal bonds” which is strategy language.

Response: The Registrant has made revisions consistent with the Staff’s comment.

2.	Comment: In the fee table, disclose estimated Other Expenses

Response: The Registrant has made revisions consistent with the Staff’s comment.

3.	Comment: In the footnotes under the Fees and Expenses of the Fund table, describe the operation of the three part waiver, including treatment of institutional class shares.

Response: The Registrant has made revisions consistent with the Staff’s comment.

4.	Comment: Confirm whether there will be recoupment for the Fund.

Response: The Registrant confirms there will not be recoupment for the Fund.

5.	Comment: Under Example, remove duplicative “although your actual costs may be higher or lower” language.

Response: The Registrant has made revisions consistent with the Staff’s comment.

6.
Comment: Under Principal Investment Strategies of the Fund, disclosure provides that the Fund expects to maintain a dollar-weighted average duration of four to seven years under normal circumstances. Please discuss strategies with respect to maturity.

Response: The Registrant has made revisions consistent with the Staff’s comment.

7.	Comment: Under Principal Investment Strategies of the Fund, please identify the Fund’s allocation to unrated bonds.

Response: The Registrant has made revisions to clarify the treatment of unrated bonds for purposes of any restrictions.

8.
Comment: Under Principal Investment Strategies of the Fund, disclosure provides that “the team avoids investing in municipal bonds that are subject to the Federal Alternative Minimum Tax.” Principal Risk disclosure, however, discusses potential impact of alternative minimum tax. Please address the inconsistency.

Response: The Registrant has made revisions consistent with the Staff’s comment.

9.	Comment: Please explain how derivatives are valued for purposes of the Fund’s 80% test.

Response: Derivatives will be valued at fair market value for purposes of the Fund’s 80% test.

10.
Comment: The Principal Investment Strategies identify that the Fund may invest in convertible bonds. Please consider additional disclosure if there are relevant contingencies for conversion for such bonds.

Response: The Registrant will not invest in convertible bonds as part of its principal investment strategy. This language has been removed.

11.
Comment: Under Principal Investment Strategies of the Fund, disclosure states in part that “the Fund may invest up to twenty percent (20%) of its total net assets at time of purchase in taxable bonds.” Please clarify whether the 20% is total assets or net assets.

Response: The Registrant confirms that it may invest up to 20% of total assets at time of purchase in taxable bonds.

12.	Comment: Please confirm parallel principal risk factors exist for principal investment strategies.

Response: Registrant so confirms.

13.
Comment: Under Principal Investment Strategies of the Fund, it is stated that “the Fund may invest up to twenty percent (20%) of its total net assets at time of purchase in taxable bonds.” Additional disclosure states that up to 10% may be invested in junk bonds. What investments constitute the remaining 10% in taxable bonds?

Response: The Registrant has made revisions consistent with the Staff’s comment.

14.	Comment: If the Fund invests in other investment companies, please disclose acquired fund fees and expenses if applicable.

Response: The Registrant has made revisions consistent with the Staff’s comment.

15.	Comment: If the Fund invests in other investment vehicles beyond investment companies, please state.

Response: The Registrant will not invest in other investment vehicles beyond investment companies as part of its principal investment strategy.

16.	Comment: Under Derivatives Risk on page 4, please identify the section title to (v) if applicable.

Response: The Registrant has made revisions consistent with the Staff’s comment.

17.	Comment: If the Fund is sold to insured depository organizations, please state that investments are not guaranteed under FDIC.

Response: The Registrant has made revisions consistent with the Staff’s comment.

18.	Comment: Under General Investment Strategies, please identify how sell decisions are made.

Response: The Registrant has made revisions consistent with the Staff’s comment.

19.	Comment: Under Portfolio Turnover, please consider whether over 100% turnover is appropriate for a tax-exempt fund, and consider disclosure regarding the impact and tax consequences of turnover.

Response: Registrant notes that the disclosure related to turnover indicates turnover in excess of 100% would only be likely under certain market conditions. Registrant confirms that it does not anticipate turnover to exceed 100% as a result of the principal investment strategy and normal market conditions

20.	Comment: Under Purchasing Shares, please reconcile title heading language regarding Automatic Investment Plans.

Response: The Registrant has made revisions consistent with the Staff’s comment.

21.	Comment: Please reconcile the footnotes under Investment Minimums.

Response: The Registrant has made revisions consistent with the Staff’s comment.

22.	Comment: Please confirm whether the Fund’s investment minimum is $250,000 or $500,000.

Response: The Registrant confirms that the investment minimum is $250,000.

23.	Comment: Please confirm whether there are any transaction fees for the Blackrock Money Market Portfolio.

Response: The Registrant confirms that there are no such transaction fees.

24.	Comment: With respect to disclosure under Annual Small Balance Account Maintenance Fee, please confirm whether the fee is only applicable to retail accounts.

Response: The Registrant confirms that this fee is only applicable to retail accounts.

25.	Comment: With respect to language under Disclosure of Fund Holdings, please explain why holdings are posted “on or around” the 15th of the month.

Response: In general, Registrant posts fund holdings on or around the 15th of each month taking in account weekends and holidays which may delay release of holdings. Registrant maintains policies and procedures designed to publicly disclose such holdings at a single point in time during each disclosure period.

26.	Comment: Under Price of Fund Shares, please generally disclose that the Fund will not be priced on National holidays.

Response: Registrant respectfully declines to take this comment. As disclosed in the prospectus, the NAV is determined on regular trading days of the New York Stock Exchange on each day that the Exchange is open.

27.
Comment: With respect to the statement that “The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were initially processed at an NAV that is subsequently adjusted,” please supplementally discuss the circumstances where this may be applied.

Response: There are various scenarios in which the Trust may reprocess a transaction, including, but not limited to, a NAV error resulting from incorrect or late pricing of a security or to effect an as-of trade. In these instances, all transactions occurring subsequent to an incorrect NAV are reprocessed with the corrected NAV through the current date.

28.	Comment: Please note that the SEC’s new phone number is (202) 551-8090 and the zip ends in ‑1520.

Response: The Registrant has noted the updates.

Westcore Smid-Cap Value Dividend Fund – Prospectus

29.	Comment: With respect to Principal Investment Strategies of the Fund, please describe the investment types that make up the 20% remaining investments of the Fund.

Response: The Registrant has no current intent to invest in any particular investment types other than those already discussed in the Prospectus such that additional disclosure about such other investment types would be appropriate in the Principal Investment Strategies section.

30.	Comment: Under Principal Risks of Investment in the Fund, emerging markets risk is identified. Please consider adding a principal investment strategy for investment in emerging markets.

Response: The Registrant confirms that emerging markets risk is not applicable to this Fund and therefore has removed the emerging markets risk language.

31.	Comment: Sector concentration risk is identified as a principal investment risk of the Fund. Consider disclosure related to specific sectors if known.

Response: The Registrant confirms that the Fund has no intent to concentrate in any one sector as a primary investment strategy. At any time and from time-to-time, the Fund may invest in a specific sector; however, it will not likely be significant unless it is significant in the Fund’s benchmark. Accordingly, Registrant has removed the Sector Concentration Risk disclosure.

32.	Comment: Consider the addition of a value investing risk factor.

Response: The Registrant has made revisions consistent with the Staff’s comment.

33.	Comment: The Municipal Opportunities Fund included a risk factor related to the risk of loss. Consider adding a risk of loss risk factor for the Fund.

Response: The Registrant has made revisions consistent with the Staff’s comment.

34.	Comment: Consider adding a “new fund” risk factor for the Fund.

Response: The Registrant has made revisions consistent with the Staff’s comment.

35.	Comment: Derivatives and fixed income investments are discussed in principal risk factors of the Fund. Consider adding a parallel principal investment strategy.

Response: The Registrant notes that derivatives and fixed income investments are not applicable to this Fund and therefore has removed the derivatives and fixed income investments language from the principal risk factors section.

Westcore Municipal Opportunities Fund – Statement of Additional Information (SAI)

36.	Comment: Please add the appropriate tickers to the cover of the SAI.

Response: The Registrant has made revisions consistent with the Staff’s comment.

37.
Comment: With respect to Investment Limitations, it is identified that “majority of the holders of the Fund’s outstanding shares” is defined under the miscellaneous section. Consider including the definition under Investment Limitations.

Response: The Registrant will be combining these Funds into the Registrant’s combined SAI with its next annual update and therefore respectfully declines to take this comment.

38.
Comment: With respect to Investment Limitations, it is stated that for “the purposes of limitation No. 6, the Trust currently intends to use the industry classifications utilized by Denver Investments.” Consider including the specific source of industry classifications used.

Response: Registrant will consider addressing this comment at as part of its next annual update when the Statement of Additional Information (SAI) for the Fund is combined with the SAI for all funds in the Trust.

39.	Comment: Remove the brackets on Stock Index Futures.

Response: The Registrant has made revisions consistent with the Staff’s comment.

40.	Comment: Consider adding risk disclosure for Brexit in light of forex investment.

Response: The Fund does not currently anticipate investing in non-U.S. Traded Securities and has removed this disclosure from the principal investment strategy. Accordingly, Registrant respectfully declines to take this comment as any risk related to Brexit is immaterial.

41.	Comment: With regard to Rick Pederson’s biographical information, add parentheticals discussing the nature of the business of Strong-Bridge Consulting and History Colorado.

Response: The Registrant has made revisions consistent with the Staff’s comment.

42.
Comment: With respect to the John Detore’s biographical information, the Statement of Additional Information provides that he was an interested Trustee until 2014, but his role as a Denver Investments officer ended in 2011. Please supplementally explain why he was considered an interested Trustee through 2014.

Response: The Registrant has made revisions consistent with the Staff’s comment. The Registrant is under no obligation to reclassify an “interested Trustee” as a “non-interested trustee” for the purposes of the 1940 Act, but periodically monitors as to whether such reclassification would be appropriate. Without conceding that the particular facts here necessitated a finding that Mr. DeTore was in fact “interested” during the applicable two-year period under either Sections 2(a)(19)(A)(vi) and (B)(vi) of the Act, the Trust allowed the two-year period to lapse prior to considering the possibility of revising Mr. DeTore’s independence status.

43.	Comment: With respect to the Trustee Ownership of Fund Shares chart, add Janice Teague to the chart.

Response: The Registrant has made revisions consistent with the Staff’s comment.

44.	Comment: Please reconcile the footnotes (asterisks) with regard to the Portfolio Managers table.

Response: The Registrant has made revisions consistent with the Staff’s comment.

45.	Comment: Please identify Janice Teague as an interested Trustee in the Leadership Structure and Oversight Responsibilities section.

Response: The Registrant has made revisions consistent with the Staff’s comment.

46.
Comment: With respect to Disclosure of Fund Portfolio Holdings, consider additional disclosure relating to the procedures that the Fund uses to ensure that disclosure of information about portfolio securities is in the best interests of Fund shareholders in accordance with Item 16(f)(1)(vi).

Response: The Registrant has made revisions consistent with the Staff’s comment.

47.	Comment: Please describe the services provided by the auditor under Independent Registered Public Accounting Firm and Financial Statements.

Response: The Registrant has made revisions consistent with the Staff’s comment.

Westcore Smid-Cap Value Dividend Fund – SAI

48.	Comment: Please confirm whether the Fund will make investments in non-US companies and make appropriate changes to the SAI and Principal Investment Strategies of the Fund as needed.

Response: Registrant confirms that it will not make investments in non-U.S. companies as part of its principal investment strategies. Accordingly, Registrant has made revisions consistent with the Staff’s comment.

Sincerely,

/s/ Janice M. Teague
Janice M. Teague
President

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP